UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 1, 2021

THUNDER BRIDGE ACQUISITION II, LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39022	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9912 Georgetown Pike, Suite D203 Great Falls, Virginia	22066
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (202) 431-0507

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	THBRU	The NASDAQ Stock Market LLC
Class A Ordinary Share, par value $0.0001 per share	THBR	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	THBRW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.  Regulation FD Disclosure.

As previously announced, Thunder Bridge Acquisition II, Ltd. (“Thunder Bridge II”) announced a proposed business combination (the “Business Combination”) between Thunder Bridge II and Ay Dee Kay LLC d/b/a indie Semiconductor (“indie Semiconductor”). On June 1, 2021, the Company issued a press release attached as Exhibit 99.1.

The information in this Item 7.01, including the exhibits attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, on January 25, 2021, Thunder Bridge Acquisition II filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (SEC File No. 252374) (the “Form S-4”), which includes a proxy statement/prospectus, which was amended on March 23, May 4, May 10, and May 12, 2021. The Form S-4 was declared effective on May 14, 2021, and the definitive proxy statement/prospectus and other proxy materials were mailed to Thunder Bridge Acquisition II’s shareholders of record as of the close of business on May 10, 2021. Before making any voting or investment decision, Thunder Bridge Acquisition II’s shareholders and other interested persons are urged to read the Form S-4, as amended, the definitive proxy statement/prospectus included in the Form S-4, and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials contain important information about indie, Thunder Bridge Acquisition II and the proposed business combination. The documents filed by Thunder Bridge Acquisition II with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to Thunder Bridge Acquisition II, Ltd., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia, 22066, Attention: Secretary, or by calling (202) 431-0507.

Participants in the Solicitation

indie Semiconductor and Thunder Bridge Acquisition II and their respective directors and executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from Thunder Bridge Acquisition II shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge Acquisition II or indie Semiconductor is set forth in the proxy statement/prospectus for the proposed business combination included in the Form S-4, which is available at www.sec.gov. Information about Thunder Bridge Acquisition II’s directors and executive officers and their ownership of Thunder Bridge Acquisition II ordinary shares is set forth in Thunder Bridge Acquisition II prospectus, dated August 9, 2019 and in the proxy statement/prospectus included in the Form S-4, as may be modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filings. These documents can be obtained free of charge from www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities nor shall it constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about our intentions to merge with Thunder Bridge Acquisition II; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. In addition to factors previously disclosed in Thunder Bridge Acquisition II’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the delay in obtaining Nasdaq approval of the transaction; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge Acquisition II’s shareholders; and other risks and uncertainties indicated in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge Acquisition II’s other filings with the SEC. Indie cautions that the foregoing list of factors is not exclusive.

All information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication except as required by law.

Item 9.01  Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated June 1, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER BRIDGE ACQUISITION II, LTD.

	By:	/s/ Gary A. Simanson
Name: Gary A. Simanson
Title: Chief Executive Officer

Dated: June 1, 2021

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